Exhibit 5.3

2345 GRAND BOULEVARD
SUITE 2800
KANSAS CITY, MISSOURI 64108-2684
WWW.LATHROPGAGE.COM	(816) 292-2000, FAX (816) 292-2001

June 17, 2011

Ply Gem Industries, Inc.
5020 Weston Parkway, Suite 400
Cary, North Carolina  27513

Re:	Ply Gem Industries, Inc. Exchange Offer for $800,000,000 8.25% Senior Secured Notes due 2018

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4, as amended (the “Registration Statement”), of Ply Gem Industries, Inc., a Delaware corporation (the “Company”), and Ply Gem Holdings, Inc., a Delaware corporation, Variform, Inc., a Missouri corporation (“Variform”), Alenco Building Products Management, L.L.C., a Delaware limited liability company, Alenco Extrusion GA, L.L.C., a Delaware limited liability company, Alenco Extrusion Management, L.L.C., a Delaware limited liability company, Alenco Holding Corporation, a Delaware corporation, Alenco Interests, L.L.C., a Delaware limited liability company, Alenco Trans, Inc., a Delaware corporation, Alenco Window GA, L.L.C., a Delaware limited liability company, Aluminum Scrap Recycle, L.L.C., a Delaware limited liability company, AWC Arizona, Inc., a Delaware corporation, AWC Holding Company, a Delaware corporation, Glazing Industries Management, L.L.C., a Delaware limited liability company, Great Lakes Window, Inc., an Ohio corporation, Kroy Building Products, Inc., a Delaware corporation, Mastic Home Exteriors, Inc., an Ohio corporation, MW Manufacturers Inc., a Delaware corporation, MWM Holding, Inc., a Delaware corporation, Napco, Inc., a Delaware corporation, New Alenco Extrusion, Ltd., a Texas limited partnership, New Alenco Window, Ltd., a Texas limited partnership, New Glazing Industries, Ltd., a Texas limited partnership, and Ply Gem Pacific Windows Corporation, a Delaware corporation (collectively, the “Guarantors”), filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder (the “Rules”), you have asked us, as special counsel in the State of Missouri to Variform, to furnish the opinions set forth below.  The Registration Statement relates to the registration under the Act of the Company’s $800,000,000 aggregate principal amount of 8.25% Senior Secured Notes due 2018 (the “Exchange Notes”) and the Note Guarantees of the Exchange Notes by the Guarantors (the “Note Guarantees”).

The Exchange Notes are to be offered in exchange for the Company’s outstanding $800,000,000 aggregate principal amount of 8.25% Senior Secured Notes due 2018 (the “Initial Notes”) issued and sold by the Company on February 11, 2011 in an offering exempt from registration under the Act.  The Exchange Notes will be issued by the Company in accordance with the terms of the Indenture (the “Indenture”), dated as of February 11, 2011, among the Company, the Guarantors and Wells Fargo Bank, National Association, as Trustee.

As special counsel to Variform, we have examined originals or copies (certified or otherwise identified to our satisfaction) of the Indenture, the form of Exchange Notes, the form of the Note Guarantees and such corporate records and other documents as we have considered relevant and necessary for the purposes of this opinion.

As to matters of fact, we have relied upon representations of officers of Variform, including but not limited to those set forth in the Certificate of the Secretary of Variform, Inc. of even date herewith, and upon certain certificates of public officials.  We have also received a certificate of the Missouri Secretary of State regarding the good standing of the Company in the State of Missouri (the “Good Standing Certificate”).  As to matters of law, we express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of the State of Missouri, and we express no opinion regarding that state’s securities or “Blue Sky” laws.

We have also assumed, without independent investigation, (i) that the Exchange Notes and the Note Guarantees will be issued as described in the Registration Statement and (ii) that the Exchange Notes and the Note Guarantees will be in substantially the form attached to the Indenture and that any information omitted from such form will be properly added.  We have also assumed the correctness of all statements of fact contained in all agreements, certificates and other documents examined by us; the correctness of all statements of fact made in response to our inquiries by officers and other representatives of Variform and by public officials; the legal capacity of all natural persons; the genuineness of all signatures on all agreements and other documents examined by us; the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as copies.

Based upon, and subject to, the foregoing, we are of the opinion that:

(i) Based solely on the Good Standing Certificate, Variform is validly existing as a corporation and in good standing under the laws of the State of Missouri;

(ii) Variform has duly authorized, executed and delivered the Indenture;

(iii) Variform has the requisite corporate power and authority to execute, deliver and perform its obligations under the Note Guarantees;

(iv) Variform has duly authorized the Note Guarantees and the performance of its obligations thereunder; and

(v) The issuance of the Note Guarantees by Variform and the execution and delivery by Variform of the Note Guarantees and the Indenture do not, and if Variform were to now perform its agreements in the Indenture and the Note Guaranties to which it is a party, such performance would not, result in a violation of the articles of incorporation, as amended, or by-laws, as amended, of Variform as certified by Variform as in effect on the date of this opinion, or any Missouri statute, rule or regulation binding on Variform.

The opinions set forth above are subject to the following qualifications:

We have assumed the receipt by Variform, in exchange for its Note Guarantees, of consideration sufficient to satisfy the requirements of Article 11, Section 7 of the Missouri Constitution, which provides that, “No corporation shall issue stock or bonds or other obligations for the payment of money, except for money paid, labor done or property actually received.”  The quoted provision of Article 11, Section 7 of the Missouri Constitution has not been judicially interpreted with respect to its effect on a guaranty executed by a corporation incorporated under Missouri law.  Nonetheless, it is our opinion that the issuance of the Note Guarantees is within the corporate power of Variform.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the heading “Legal Matters” contained in the Prospectus included in the Registration Statement.  In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Act or the Rules.  We also consent to the reliance on this opinion letter by Paul, Weiss, Rifkind, Wharton & Garrison LLP for the purposes of its opinion letter to the Company filed as Exhibit 5.1 to the Registration Statement.

We express no opinions other than as herein expressly set forth, and no expansion of our opinions may be made by implication or otherwise.  We do not undertake to advise you of any matter within the scope of this letter which comes to our attention after the delivery of this letter and disclaim any responsibility to advise you of future changes in law or fact which may affect the above opinions.

     Very truly yours,

                 /s/ Lathrop & Gage LLP